Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

January 2, 2025

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Austin Stanton

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on October 18, 2024 CIK No. 0002041338

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Mr. Austin Stanton, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 18, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 5, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Cover Page

1.	We note the revisions you made on page 9 in response to prior comment 3 and we reissue the comment in part. Please disclose on the cover page the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

2.	We note your response to prior comment 5 and your related revisions to your disclosures. Please revise your reference to the low-end of the offer price range on page 45 to be in line with those revisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Revised Draft Registration Statement.

About This Prospectus, page 1

3.	We note the revisions you made in response to prior comment 6. We further note you disclose that you “have not independently verified the data” obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to specifically state that you are liable for all information in the registration statement or remove such implication.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

Prospectus Summary

Corporate Structure, page 6

4.	We note the revisions you made in response to prior comment 6. Please revise to address the following:

●	If correct, include the name “Dreamland Limited” in the diagram box representing “Our Company”; and

●	Clarify whether Our Company’s 100% interest in Goal Success, and Goal Success’s 100% interest in Trendic, represent equity or voting interests. If the percentages represent voting interests, revise to also disclose ownership of the equity interests in the two entities.

Please make conforming changes to the diagram on page 67.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Revised Draft Registration Statement.

Business

Experience events, page 74

5.	We note your response to prior comment 12. Please revise to state that no payments under these agreements have been made to date. Additionally, please tell us and revise to disclose whether you have made any payments under the new collaboration agreements, and if so, explain how you accounted for the amounts.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement.

Management

Related Party Transactions, page 110

6.	We note your response to prior comment 16 and reissue the comment in part. Please expand to address the following:

●	Regarding the amount due from Ms. Seto, describe the nature of the transaction and disclose the date the outstanding balance was fully repaid;
●	Regarding the proceeds from and payments to a shareholder, identify the shareholder(s) and describe the nature of the transaction(s). Additionally, disclose the largest amount outstanding during the period covered and disclose the date the outstanding amount due from the shareholder was fully repaid; and
●	Regarding the loan from Ms. Seto, disclose the largest amount outstanding during the period covered and the latest practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Revised Draft Registration Statement.

Part II - Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

7.	We note your response to prior comment 20. Please revise to disclose the nature and aggregate amount of consideration received by you for the share issued to Ms. Seto on July 5, 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP